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                          November 24, 2021

       James L. Robo
       Chairman of the Board and Chief Executive Officer
       NextEra Energy Partners, LP
       700 Universe Boulevard
       Juno Beach, FL 33408-0420

                                                        Re: NextEra Energy
Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed November 18,
2021
                                                            File No. 333-261191

       Dear Mr. Robo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown, Law Clerk, at 202-551-3905 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Thomas P. Giblin, Jr.
of Morgan, Lewis & Bockius LLP